Exhibit 99.1

The table below specifies the date, amount and weighted average price per share of Common Stock purchased by Cascade Investment, L.L.C. during the period February 20, 2009 through March 2, 2009.  All of the acquisitions were affected on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share	Range of Price Paid per Share
2/20/2009	500,000	$ 23.5523	$ 23.015 - $ 23.985
2/23/2009	500,000	$ 23.1818	$ 22.69 - $ 24.08
2/24/2009	500,000	$ 22.7017	$ 22.2599 - $ 23.03
2/25/2009	500,000	$ 22.6001	$22.30 - $ 22.91
2/26/2009	500,000	$ 22.1833	$ 21.82 - $ 22.83
2/27/2009	1,100,000	$ 19.7923	$19.3699 - $20.88
3/2/2009	731,700	$ 18.8002	$18.52 - $19.36